                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              WORLDPAGES.COM, INC.*
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                   981922 10 7
                                   00751B 10 6
                                   -----------
                                 (CUSIP Number)

                                Rod K. Cutsinger
                         1717 St. James Place, Suite 350
                              Houston, Texas 77056
                                 (713) 599-0101

                                    Copy to:

                              Edgar J. Marston III
                          Bracewell & Patterson, L.L.P.
                         2900 South Tower Pennzoil Place
                                  711 Louisiana
                              Houston, Texas 77002
                                 (713) 223-2900
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 27, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------

*Formerly named Advanced Communications Group, Inc.

                                  SCHEDULE 13D


CUSIP NO.: 00751B 10 6

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR IRS IDENTIFICATION NUMBER

          Rod K. Cutsinger, individually and as trustee
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

              PF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

        NUMBER OF                       4,917,921 shares
          SHARES                -----------------------------------------------
       BENEFICIALLY              8   SHARED VOTING POWER
         OWNED BY
           EACH                         263,743 shares
        REPORTING               -----------------------------------------------
          PERSON                 9   SOLE DISPOSITIVE POWER
           WITH
                                        4,912,921 shares
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                        263,743
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,181,664 shares, includes 1,237,327 shares as to which beneficial ownership is denied
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.03%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN; OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 00751B 10 6

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR IRS IDENTIFICATION NUMBER

          Sue Nan and Rod Cutsinger Foundation
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER

        NUMBER OF                       263,743 shares
          SHARES                -----------------------------------------------
       BENEFICIALLY              8   SHARED VOTING POWER
         OWNED BY
           EACH                         -0-
        REPORTING               -----------------------------------------------
          PERSON                 9   SOLE DISPOSITIVE POWER
           WITH
                                        263,743 shares
                                -----------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          263,743 shares
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                   [ ]

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .56%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


         Capitalized terms that are not otherwise defined in this Amendment No. 1 have the meanings ascribed to them in the original Schedule 13D filed with the Securities and Exchange Commission on March 2, 1998 ("Original Filing") by Rod
K. Cutsinger, Consolidation Partners Founding Fund, L.L.C. ("CPFF") and Consolidation Partners, L.L.C. ("Consolidation Partners") with respect to the Common Stock, $.0001 par value of Advanced Communications Group, Inc. (the "Company").

         The Original Filing is hereby supplemented and amended to the extent set forth in this Amendment No. 1.


ITEM 1. SECURITY AND ISSUER

         In February 2000, the name of the Company was changed to WorldPages.com, Inc. The principal executive offices of the Company are located at 6801 Gaylord Parkway, Suite 300, Dallas, Texas 75034.

ITEM 2. IDENTITY AND BACKGROUND

         Rod K. Cutsinger has served as a director of the Company since November 1998 and from the inception of its predecessor in September 1997 until May 1998.

         Following the resolution of the dispute with the shareholders of Great Western regarding the Reverse Stock Split, CPFF completed the distribution of all shares of Common Stock held by it to the holders of its Class A Interests and Class B Interests. As a result of the distributions, Rod K. Cutsinger and Consolidation Partners received an aggregate of 299,259 shares and 4,867,921 shares of Common Stock, respectively.

         In December 1999, Rod K. Cutsinger contributed 75,000 shares of Common Stock to a charity and 253,743 shares of Common Stock to the Sue Nan and Rod Cutsinger Foundation (the "Foundation"), a not- for-profit Texas corporation, of which Rod K. Cutsinger, his wife, Sue Nan Cutsinger, and his two adult children, Brad K. Cutsinger and Jill Noel Martin, are the directors. The only officers of the Foundation are Rod K. Cutsinger, President and Secretary, and Sue Nan Cutsinger, Vice President and Treasurer. The principal occupation of Jill Noel Martin is homemaker, and she is a citizen of the United States.

         In February 2000, Consolidation Partners distributed the 4,867,921 shares of Common Stock held by it to its three shareholders as follows: (a) 3,894,337 shares to Rod K. Cutsinger, in his individual capacity; (b) 730,188 shares to Rod K. Cutsinger, as Trustee of the Brad K. Cutsinger 1985 Trust (the "BKC Trust"); and (c) 243,396 shares to Rod K. Cutsinger, as Trustee of the Jill Noel Cutsinger 1985 Trust (the "JNC Trust").

         This Amendment No. 1 is being filed by (a) Rod K. Cutsinger, in his individual capacity and as Trustee of the BKC Trust and the JNC Trust, and (b) the Foundation. The business address of each person filing this Amendment No. 1 is 1717 St. James Place, Suite 350, Houston, Texas 77056. CPFF and Consolidation Partners are also signing this Amendment No. 1 to confirm that neither of them at present holds any shares of Common Stock.

         During the past five years, neither Rod K. Cutsinger, individually or in his capacity as Trustee of the BKC Trust and the JNC Trust, Sue Nan Cutsinger, Brad K. Cutsinger, Jill Noel Martin, nor the Foundation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On November 6, 2000, the Company publicly "announced that its board of directors has hired the investment banking firm of Morgan Stanley Dean Witter as its financial advisor to assist WorldPages in exploring strategic alternatives for maximizing shareholder value, which could include, among other things, the possible sale of WorldPages." As a director and significant stockholder of the Company, Rod K. Cutsinger supports the Company's efforts to maximize stockholder value. Mr. Cutsinger offers no assurance, however, that any such transaction to maximize stockholder value will ultimately be consummated by the Company.

         Except as set forth in this Amendment No. 1, none of Rod K. Cutsinger, individually and in his capacity as Trustee of the BKC Trust and the JNC Trust, or the Foundation has any plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of any securities of the Company; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any other material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes to the Company's Certificate of Incorporation or By-Laws or other action which may impede the acquisition of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; or (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. Nevertheless, in his capacity as a member of the board of directors of the Company, Mr. Cutsinger may be called upon to consider and act upon one or more of the foregoing types of transactions in the ordinary course of the performance of his duties as a director.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth the number of shares beneficially owned by Rod K. Cutsinger, individually and in his capacity as Trustee of the BKC Trust and the JNC Trust, and by the Foundation, in each case as of January 31, 2001:

            OWNER                                     SHARES BENEFICIALLY OWNED
            -----                                     -------------------------
                                    SOLE VOTING                SHARED                                        PERCENTAGE
                                        AND                  VOTING AND                                          OF
                                    DISPOSITIVE              DISPOSITIVE                                     OUTSTANDING
                                       POWER                    POWER                   TOTAL                 SHARES(6)
                             ---------------------           -----------            ---------------          -----------
Rod K. Cutsinger,
individually and as
Trustee of BKC Trust and
JNC Trust                    4,917,921(1)(2)(3)(4)            263,743(5)            5,181,664(3)(4)             11.03%
Foundation                      263,743(2)(5)                    -0-                  263,743(5)                 .56

----------

(1) Subject to shared power of spouse under applicable Texas marital property laws with respect to 3,944,337 shares of Common Stock.

(2) The bulk of these shares has been registered for resale from time to time pursuant to a Registration Statement on Form S-3. This registration statement was not filed at the request of Rod K. Cutsinger.

(3) Includes (i) 30,000 shares of Common Stock purchasable by Rod K. Cutsinger for $6.96 per share upon the exercise of fully vested warrants that expire in February 2010, (ii) 15,000 shares of Common Stock purchasable by him for $3.59 per share upon the exercise of fully vested nonemployee director options that expire in November 2008 and (iii) 5,000 shares of Common Stock purchasable by him for $6.56 per share upon the exercise of fully vested nonemployee director stock options that expire in June 2010.

(4) Includes an aggregate of 973,584 shares of Common Stock held by Rod K. Cutsinger, in his capacity as sole Trustee of the BKC Trust and the JNC Trust, as to which Mr. Cutsinger, in his individual capacity, disclaims any beneficial ownership.

(5) These shares of Common Stock are owned by the Foundation of which Rod K. Cutsinger is one of four directors. Mr. Cutsinger disclaims any beneficial ownership in such shares.

(6) The Company's outstanding shares of Common Stock include: (a) the 46,924,545 shares reflected as outstanding on November 12, 2000 in the Company's Form 10-Q for the quarter ended September 30, 2000 and (b) the 50,000 shares referred to in footnote (3) above.


         As noted in Item 2 of this Amendment No. 1, neither CPFF nor Consolidation Partners at present holds any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Effective upon the consummation of the Company's acquisitions of YPtel Corporation, WebYP, Inc. and Big Stuff, Inc. in February 2000, the Standstill Agreement referred to in the Original Filing was terminated. In addition, the Company is no longer obligated to nominate a director designated by Liberty.

Finally, Rod K. Cutsinger is no longer obligated to retain $6.5 million in market value of Common Stock as described in the final paragraph of Item 6 in the Original Filing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     E-1. Agreement among Rod K. Cutsinger, the Foundation, CPFF and
          Consolidation Partners, with respect to filing of joint Amendment No. 1 to Schedule 13D (supercedes Exhibit E to the Original Filing).

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2001.


                                           /s/ Rod K. Cutsinger
                                           -----------------------------------
                                           Rod K. Cutsinger



                                           SUE NAN AND ROD CUTSINGER
                                           FOUNDATION



                                           By:  /s/ Rod K. Cutsinger
                                              --------------------------------
                                                    Rod K. Cutsinger, Trustee



                                           CONSOLIDATION PARTNERS FOUNDING
                                           FUND, L.L.C.*



                                           By: /s/ Rod K. Cutsinger
                                              --------------------------------
                                                    Rod K. Cutsinger, Manager



                                           CONSOLIDATION PARTNERS, L.L.C.*



                                           By:  /s/ Rod K. Cutsinger
                                              --------------------------------
                                                    Rod K. Cutsinger, Manager

----------

         *Final filing since neither entity currently owns any shares of Common Stock.

                                 EXHIBIT INDEX

  E-1. Agreement among Rod K. Cutsinger, the Foundation, CPFF and Consolidation Partners, with respect to filing of joint Amendment No. 1 to Schedule 13D (supercedes Exhibit E to the Original Filing).

                                                                     EXHIBIT E-1

                                 EXHIBIT E-1 TO
                                 AMENDMENT NO. 1

         The undersigned agree that Amendment No. 1 to the Schedule 13D executed by each of them, and any subsequent amendments thereto executed by all or any of them, are filed on behalf of each of them.

Dated: March 12, 2001.
                                     /s/ Rod K. Cutsinger
                                     -----------------------------------------
                                     Rod K. Cutsinger



                                     SUE NAN AND ROD CUTSINGER
                                     FOUNDATION



                                     By:  /s/ Rod K. Cutsinger
                                        --------------------------------------
                                              Rod K. Cutsinger, Trustee



                                     CONSOLIDATION PARTNERS FOUNDING
                                     FUND, L.L.C.



                                     By:  /s/ Rod K. Cutsinger
                                        --------------------------------------
                                              Rod K. Cutsinger, Manager



                                     CONSOLIDATION PARTNERS, L.L.C.



                                     By:  /s/ Rod K. Cutsinger
                                        --------------------------------------
                                              Rod K. Cutsinger, Manager